Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In Millions, Except Ratio Data)

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before income taxes and non-controlling interests	$79.1	$53.8	$83.4	$168.9	$95.8	$82.5	$(330.4)
Less equity income from equity affiliates	—	—	—	(5.7)	(25.7)	(32.4)	(33.3)
Distributed income of equity affiliates	—	—	—	6.0	24.2	36.5	32.9
Fixed charges	34.6	26.6	54.7	37.6	37.7	40.6	44.2

Earnings (loss) available for Fixed Charges	$113.7	$80.4	$138.1	$206.8	$132.0	$127.2	$(286.6)

Fixed charges
Interest expense	$32.8	$25.0	$51.6	$34.4	$34.4	$37.5	$40.6
Amortization of premiums, discounts and capitalized expenses (b)	—	—	—	—	—	—	—
Estimated interest component of rental expense	1.8	1.6	3.1	3.2	3.3	3.1	3.6

Total fixed charges	$34.6	$26.6	$54.7	$37.6	$37.7	$40.6	$44.2

Ratio of earnings to fixed charges	3.29	3.02	2.52	5.50	3.50	3.13	(a )

(a)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 and the coverage deficiency totaled $330.8 million.
(b)	Included in interest expense.